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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2003

                                -----------------


                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                      4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)


                                -----------------


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                   -----           -----



  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes       No   X
                                   -----    -----


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2003

                                   MITSUBISHI TOKYO FINANCIAL GROUP, INC.



                                   By:    /s/  Atsushi Inamura
                                          --------------------------------------
                                      Name:  Atsushi Inamura
                                      Title: Chief Manager, General Affairs
                                             Corporate Administration Division

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                                          MITSUBISHI TOKYO FINANCIAL GROUP, INC.


                            NOTICE OF CONVOCATION OF
                   THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 11, 2003----Please be advised that 2nd Annual General Meeting of Shareholders of Mitsubishi Tokyo Financial Group, Inc. will be held as described below.


1.   Date and Time of the Meeting:             Friday, June 27, 2003
2.   Place of the Meeting:                     Head Office of The Bank of Tokyo-Mitsubishi, Ltd.
                                               7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

3.   Matters to be dealt with at the Meeting:
     Matters for Reporting:
                                               Report on the Non-Consolidated Balance Sheet as of
                                               March 31, 2003, and the Non-Consolidated Statement
                                               of Income and the Business Report for the 2nd
                                               Business Term (April 1, 2002 to March 31, 2003).

     Matters for Resolution:
       First Item of Business:                 Approval of the Proposed Appropriation of Retained
                                               Earnings for the 2nd Business Term
       Second Item of Business:                Partial Amendments to the Articles of Incorporation
       Third Item of Business:                 Election of Four (4) Directors
       Fourth Item of Business:                Election of Two (2) Corporate Auditors
       Fifth Item of Business:                 Granting of Retirement Gratuities to
                                               Retiring Directors and Corporate Auditors